Exhibit 16.1

June 22, 2022

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We, Manning Elliott LLP, were previously the auditor for LexaGene Holdings Inc. (the "Company") and, under the date of June 26, 2020, we reported on the consolidated financial statements of the Company as of and for the year ended February 29, 2020. Manning Elliott LLP resigned as the Company’s auditor effective May 7, 2021.

We have read the Company’s statements included in Item 14 of its Form 10 under the heading “Changes in and Disagreements with Auditors on Accounting and Financial Disclosure” and we agree with such statements.

Very truly yours,

/s/ Manning Elliott LLP

Manning Elliott LLP

Chartered Professional Accountants